                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 3)

                                   FVNB CORP.
                                (NAME OF ISSUER)

                                   FVNB CORP.
                                FVNB MERGER CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    30267410
                      (CUSIP Number of Class of Securities)

                                 David M. Gaddis
                      President and Chief Executive Officer
                                   FVNB Corp.
                          101 S. Main Street, Suite 508
                              Victoria, Texas 77901
                                 (361) 572-6500

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 With Copies To:

                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                            112 E. Pecan, Suite 1800
                            San Antonio, Texas 75205
                                 (210) 554-5500

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
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CALCULATION OF FILING FEE

          Transaction Valuation(*)                Amount of Filing Fee
          ------------------------                --------------------
                $16,875,000                               $3,375

(*)Based upon maximum proposed number of shares to be cashed out in the merger of 375,000 shares at $45.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid: $3,375

          Form or Registration No.: Schedule 14A

          Filing Party: FVNB Corp.

          Date Filed: April 27, 2001



                                       2
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                                  INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement (as amended, the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by FVNB Corp., a Texas corporation ("FVNB" or the "Company"), and FVNB Merger Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Subsidiary"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the Agreement and Plan of Merger dated as of April 19, 2001 (the "Merger Agreement"), by and between the Company and Merger Subsidiary. A copy of the Merger Agreement is attached as Annex A to the definitive proxy statement filed by the Company contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (a)(1).

The Statement was initially filed with the Securities and Exchange Commission (the "Commission") on April 27, 2001. Amendments No. 1 and No. 2 to the Statement were filed with the Commission on June 12, 2001 and June 26, 2001, respectively. This Amendment No. 3 to the Statement is being filed to reflect the filing of the definitive Proxy Statement with the Commission concurrently with the filing of this Amendment No. 3 to the Statement.

The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Statement will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

     Item 16 is amended and supplemented to reflect the amendment of Exhibit
(a)(1), which amended exhibit is filed herewith.

     (a)(1) Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on July 9, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 9, 2001

                                        FVNB CORP.

                                        By: /s/ DAVID M. GADDIS
                                            ---------------------------
                                             David M. Gaddis
                                             President

                                        FVNB MERGER CORP.

                                        By: /s/ DAVID M. GADDIS
                                            ---------------------------
                                             David M. Gaddis
                                             President


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
(a)(1)    Definitive Proxy Statement on Schedule 14A of the Company, as filed with the Securities and Exchange Commission on July 9, 2001.